Glen Sato (650) 843-5502 gsato@cooley	Via FedEx

December 21, 2012

VIA FACSIMILE, FEDERAL EXPRESS AND EDGAR SUBMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Mail Stop 3628

Attention: Jim B. Rosenberg

Re:                             Affymax, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed March 14, 2012

Form 10-Q for the Quarterly Period Ended September 30, 2012

Filed November 9, 2012

Definitive Proxy Statement on Schedule 14A

Filed April 24, 2012

File No. 001-33213

Dear Mr. Rosenberg,

We received your letter dated December 21, 2012 with respect to the above referenced Form 10-K, Form 10-Q and Proxy Statement of Affymax, Inc., a Delaware corporation (the “Company”).  On behalf of the Company and as discussed with the Staff, we hereby request an extension of the deadline to respond to your letter to January 23, 2013.

We appreciate the Staff’s comments and request the Staff contact me at (650) 843-5502 or gsato@cooley.com with any questions regarding this letter.

Very truly yours,

COOLEY LLP

/s/ Glen Sato

Glen Sato

Enclosures

cc                                    Shin, Grace, Affymax, Inc.

Five Palo Alto Square, 3000 El Camino Real, Palo Alto, CA 94306-2155  T: (650) 843-5000  F: (650) 849-7400  www.cooley.com